# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cadeler A/S, CIK 0001978867
CUSIP: 12738K109
Title of class of securities: Ordinary Shares, with a nominal value of DKK 1.00 per share
Address of issuer's principal executive offices: KALVEBOD BRYGGE 43, COPENHAGEN V, Denmark (G7), DK-1560
Date of event which requires filing of this statement: 11/28/2025
Filed by CIK 0002057227
Persons authorized to receive notices and communications: Nicholas Fell, BW Maritime Pte. Ltd., #18-01, 10 Pasir Panjang Road, Mapletree Business City, Singapore (U0), 117438, 65 (0) 6434 5818

## Reporting persons
- BW Altor Pte. Ltd. (CIK 0002057227): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: working capital (WC); sole voting power 96,166,034; shared voting power 0; sole dispositive power 96,166,034; shared dispositive power 0; aggregate amount beneficially owned 96,166,034 (27.44% of the class)
  Comment: (1) The CUSIP 12738K109 applies to Cadeler A/S's American Depositary Shares, each representing four ordinary shares of Cadeler A/S. BW Altor Pte. Ltd. (the "Reporting Person" or "BWA") holds 96,166,034.00 ordinary shares. (2) The working capital used to purchase the ordinary shares of Cadeler A/S originated from an equity injection by the Reporting Person's sole equityholder. (3) The response to Item 13 above, 27.44%, is based on a total of 350,479,238 outstanding ordinary shares of Cadeler A/S, which amount was calculated from Cadeler A/S' Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on August 26, 2025, which disclosed 350,957,583 shares with 478,345 shares held in treasury.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, with a nominal value of DKK 1.00 per share
Name of issuer: Cadeler A/S
Address of issuer's principal executive offices: KALVEBOD BRYGGE 43, COPENHAGEN V, Denmark (G7), DK-1560
Comment: This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") relates to the shares, nominal value DKK 1 per share (the "Shares"), including Shares represented by American Depositary Shares ("ADSs", each representing 4 Shares) of Cadeler A/S (the "Issuer"), whose principal executive offices are located at Arne Jacobsens Alle 7, 7th floor DK-2300 Copenhagen S, Denmark. This Amendment No. 3 amends and supplements the statement on the Schedule 13D originally filed by BWA with the Securities and Exchange Commission (the "SEC") on February 19, 2025 (the "Original Schedule 13D") and amended on May 28, 2025 ("Amendment No. 1") and October 2, 2025 ("Amendment No. 2" and, together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Original Schedule 13D. Except as otherwise stated in this Amendment No. 3, the Original Schedule 13D, as amended, remains in full force and effect.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby supplemented as follows:

The working capital funds used by BWA to make the acquisitions disclosed in this Amendment No. 3 came from an equity injection by Mr. Sohmen-Pao using his personal funds.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person may be deemed to beneficially own 96,166,034 Shares, representing approximately 27.44% of the outstanding Shares. The foregoing beneficial ownership percentage is based on a total of 350,479,238 outstanding ordinary shares of Cadeler A/S, which amount was calculated from Cadeler A/S' Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on August 26, 2025, which disclosed 350,957,583 shares with 478,345 shares held in treasury.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power and sole dispositive power over 96,166,034 Shares, representing approximately 27.44% of the outstanding Shares. The foregoing percentage is based on a total of 350,479,238 outstanding ordinary shares of Cadeler A/S, which amount was calculated from Cadeler A/S' Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on August 26, 2025, which disclosed 350,957,583 shares with 478,345 shares held in treasury.
Transactions in the class effected during the past sixty days:
On November 27, 2025, the Reporting Person agreed to purchase from an unaffiliated third party a total of 17,510,330 Shares at NOK44.5 per Share, for a total purchase price of $76,362,549.13, in a privately negotiated transaction. The purchase was completed on December 1, 2025.

On November 28, 2025, the Reporting Person purchased a total of 160,182 Shares in mulitple open market transactions with a weighted average price of NOK43.72 per Share.

Except as described herein, to the best of the Reporting Person's knowledge, there have been no transactions in the Shares effected by the Reporting Person or, to the best of the knowledge of the Reporting Person, without independent verification, any of the other persons with respect to whom information is given in response to Item 2, during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: As of the date hereof, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- BW Altor Pte. Ltd.: /s/ Nicholas John Oxleigh Fell, Nicholas John Oxleigh Fell/Authorized Signatory (12/01/2025)